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              AETNA GROUP ANNUITY CONTRACT FORM NUMBER G-CDA-01(NY)
                               SEPARATE ACCOUNT C

                            STATEMENT OF VARIABILITY


In serving the retirement market for more than three decades, Aetna has long been aware of the wide variety of our customers' plan designs and plan service needs. As the provider of annuity and investment services to plans providing retirement income and established under the Internal Revenue Code of 1986, as amended ("Code"), Aetna has found it a practical necessity to provide other, incidental plan services. If we did not, much business would likely be lost to other carriers more willing to perform these incidental services.

Traditionally, our products have been priced to permit recovery of the cost of providing all of these various plan services. That practice, however, can make us "high cost" for those plans which need relatively less service assistance.

To a certain extent we have been able to ameliorate the problem by offering different products with differing pricing structures. Given the time and expense of developing products and the 50-state approval process, however, we cannot offer an unlimited number of different products.

Our latest solution to this problem is our new group annuity contract form G-CDA-01(NY) for plans that offer retirement income and qualify for tax-deferred treatment under certain sections of the Code (primarily Sections 401 and 403). It features a variable pricing structure designed to reflect the actual service and distribution costs associated with a particular plan. The pricing aspects of this contract vary based on distribution costs and the characteristics and/or preferences of the Contract Holder.

The ongoing cost of contract administration and a portion of distribution and plan servicing costs are reflected in a Daily Charge assessed against the Separate Account. The Daily Charge consists of a Mortality and Expense Risk Charge and an Administrative Charge (See Contract Schedule). This Daily Charge varies:

     (a) In accordance to the value of the assets held under the contract,
     (b) To reflect the level of services provided to the plan,
     (c) To reflect a Withdrawal Charge that may apply to any assets surrendered from the contract.

Each of these pricing considerations is discussed in more detail below.

Statement of Variability (NY)
March 12, 2001

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                                 MAINTENANCE FEE

Contract form G-CDA-01(NY) imposes an annual Maintenance Fee not to exceed $20 per plan participant to help defray the cost of contract administration. We reserve the right to increase the maximum annual Maintenance Fee to $30, but only for new contracts prospectively, not to contracts already delivered. The annual Maintenance Fee may be reduced or eliminated for the Contract under various conditions as agreed to by us and by the Contract Holder in writing. Any reduction or elimination of the annual Maintenance Fee will reflect differences in administration costs and services after taking into consideration factors such as the following:

-    Characteristics and nature of the group to which a contract is issued;
-    Expected level of assets under the contract and related contracts;
-    Number of eligible participants and the Plan's participation rate;
-    Level of our anticipated ongoing expenses in administering the contract .

Any reduction or elimination of the Maintenance Fee will be determined and implemented on a basis that is not unfairly discriminatory. The rules for determining reduction or elimination of the Maintenance Fee may change over time, but will be equitably and uniformly applied at all times.

         DAILY CHARGES AGAINST THE SEPARATE ACCOUNT

(a)  CONTRACT SIZE AND SERVICE LEVEL

A Daily Charge is assessed against the Separate Account to reimburse Aetna for certain expense risks and for profit. The Daily Charge is comprised of two basic components: (a) a Mortality and Expense Risk Charge that will never exceed 1.25% on an annual basis, and (b) an Administrative Charge that will never exceed 0.25% on an annual basis. We reserve the right to increase the maximum Mortality and Expense Risk Charge to 1.50% on an annual basis, but only for the Accumulation Phase and only for new contracts prospectively, not to contracts already delivered. A third component, the Aetna GET Fund Guarantee Charge, may apply during the Accumulation Phase for some cases and will never exceed 0.75% on an annual basis. The actual Daily Charge may be less depending upon several factors, including amount of assets held in the contract and the actual level of service required.

For cases with less than $15 million in the contract, the Daily Charge will vary strictly by asset size and level of services. At all times, Aetna will uniformly apply a schedule of Daily Charges to contracts of this class that will provide for a reduction of Daily Charges as assets increase and plan service levels decrease. The schedule may vary by market (e.g., 401, 403) to reflect differences in expense levels, service requirements and profit objectives. From time to time, each such schedule of Daily Charges may be revised, but will be uniformly applied to all contracts in accordance with the schedule in effect at the time each contract is written.

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For cases with more than $15 million in the contract, the Daily Charge will be based on plan specific characteristics (including plan design, service level, number of participants, assets and cash flow per participant, asset mix, and type and frequency of reporting requirements). Certain associations and other "joinder" entities may provide centralized administration, processing, or other services to members' plans which allow Aetna to underwrite the association's members as a single unit. In these situations, Aetna will underwrite each member's plan utilizing a Daily Charge calculated and based upon the association's overall characteristics. While such contracts are priced to reflect the association as a whole, each contract operates on a stand-alone basis.

Exhibit A illustrates the basic service to be provided by Aetna and/or its producers. Exhibit B illustrates various levels of service that will be reflected in pricing (High, Low, None), with Daily Charges reducing as the level of service reduces.

(b)  WITHDRAWAL CHARGE

A Contract Holder may be given the option of electing whether a Withdrawal Charge will be applicable under contract G-CDA-01(NY). In no event will the Withdrawal Charge in any year exceed that indicated below:

                      NUMBER OF YEARS SINCE
                  INDIVIDUAL ACCOUNT ESTABLISHED*                         WITHDRAWAL CHARGE
                  -------------------------------                         -----------------
                  Less than 3                                                   5%
                  3 or more but fewer than 4                                    4%
                  4 or more but fewer than 5                                    3%
                  5 or more but fewer than 6                                    2%
                  6 or more but fewer than 7                                    1%
                  7 or more                                                     0%

When a Contract Holder elects that a Withdrawal Charge not apply, or apply for a period less than 7 years, higher Daily Charges to the Separate Account may be assessed. The amount of the additional Daily Charge may vary by market (e.g., 401, 403), but in each instance, will be determined and applied in a manner that is not unfairly discriminatory.

*Or as otherwise provided as shown in Appendix A.

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                         EXHIBIT A: BASIC PLAN SERVICES



PRODUCER:

-    Assist in contract setup
-    Assist and/or actively participate in group enrollment meetings
-    Ongoing plan service (for a description of service levels, see Exhibit B)
-    Advisory services to terminating or retiring employees


AETNA FIELD OFFICE

-    Facilitate and/or participate in group enrollment meetings
-    Provide enrollment materials
-    Advise terminating or retiring employees
-    Serve as a technical resource to producer and plan sponsor


AETNA HOME OFFICE

-    Provide specimen plan documents and applicable upgrades
- Maintain detailed accounting records of contributions for allocated contracts
-    Provide quarterly statements to plan sponsors and participants
-    Invest plan assets pursuant to plan sponsor and/or participant directions
- Disburse plan benefits to participants and beneficiaries as directed by plan sponsor
-    Provide tax information on disbursements to participants
- Provide 24-hours, seven-day-a-week, toll-free account information and investment transfer capability
-    Provide quarterly sponsor and participant newsletter and reports
- Provide Internet access to account information and investment change capability


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                       EXHIBIT B: LEVELS OF PLAN SERVICES


A.   HIGH SERVICE LEVEL:

-    Unlimited enrollment meetings (group and individual)
-    Unlimited distance traveled
-    Two re-enrollments per year
-    Unlimited enrollment meetings per location
-    Multi-lingual support
-    Asset allocation program
-    Assist with Plan Design
-    Annual Review
-    Healthchecks; introduction to planner, if applicable
-    MEA calculations at the participant level (403(b) only)
-    Assistance with 90-24 paperwork
-    Ongoing financial and retirement planning seminars


B.   LOW SERVICE LEVEL:

-    Two group enrollment meetings
-    No meetings outside of 100 miles from employer's place of business
-    No multiple locations
-    One re-enrollment per year
-    Asset allocation brochure
-    MEA calculations at the participant level (403(b) only)
-    Assistance with 90-24 paperwork
-    Ongoing financial and retirement planning seminars

C.   NONE:
-    No level of sales representative service supported by the contract.

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